UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*


                             MAI SYSTEMS CORPORATION
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                   552620 20 5
                                 (CUSIP Number)

                               Richard S. Ressler
                              c/o Lewis H. Stanton
                             MAI Systems Corporation
                               9601 Jeronimo Road
                                Irvine, CA 92618
                                 (714) 598-6122
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 18, 1997
               (Date of Event which Requires Filing of Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


                                Page 1 of 7 Pages

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 2 of 7 Pages

---------------------
CUSIP NO. 552620 20 5
---------------------
------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Richard S. Ressler
------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                   (a)  [  ]
                                                   (b)  [  ]
------------------------------------------------------------
 3.      SEC USE ONLY

------------------------------------------------------------
 4.      SOURCE OF FUNDS*

         PF
------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                        [  ]
------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
------------------------------------------------------------
                   7.  SOLE VOTING POWER
  NUMBER OF              1,813,301 Shares.  See Item 5 herein
    SHARES        ----------------------------------------
BENEFICIALLY       8.  SHARED VOTING POWER
  OWNED BY
    EACH          ----------------------------------------
 REPORTING         9.  SOLE DISPOSITIVE POWER
   PERSON                1,813,301 Shares.  See Item 5 herein
    WITH          ----------------------------------------
                  10.  SHARED DISPOSITIVE POWER

------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         1,813,301 Shares.  See Item 5 herein
------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                        [  ]
------------------------------------------------------------


--------
* SEE INSTRUCTIONS BEFORE FILLING OUT. INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                Page 3 of 7 Pages

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         17.2%.  See Item 5 herein
------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         IN
------------------------------------------------------------

--------
* SEE INSTRUCTIONS BEFORE FILLING OUT. INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                Page 4 of 7 Pages

PRELIMINARY STATEMENT:

         This Amendment No. 3 supplements the Schedule 13D filed by Richard S. Ressler (the "Reporting Person") with the Securities and Exchange Commission on February 21, 1995, as amended previously on or about April 25, 1996 and September 8, 1997, relating to the common stock, par value $0.01 per share (the "Common Stock"), of MAI Systems Corporation ("MAI"). Unless otherwise defined herein, all terms used herein shall have the meanings ascribed to them in such
Schedule 13D.

ITEM 1.  SECURITY AND ISSUER

         No change.


ITEM 2.  IDENTITY AND BACKGROUND

         No change.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         No change with respect to transactions previously reported. With respect to the transaction reported in Item 5(c) herein: Personal funds in the amount of $152,000.

ITEM 4.  PURPOSE OF TRANSACTION

         No change.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) As of September 18, 1997 and after giving effect to transactions previously reported and reported in Item 5(c) herein, the Reporting Person was the beneficial owner of an aggregate of 1,813,301 shares of MAI Common Stock (the "Shares") which constituted 17.2% of the Common Stock. The foregoing beneficial ownership includes 467,105 shares of MAI Common Stock underlying Warrants held by the Reporting Person, which, after giving effect to anti-dilution adjustments and exercises, became exercisable on or about August 15, 1994 for a five year term at an exercise price of $1.90 per share (the "Warrants"). (Previously, the Reporting Person also had 50,000 warrants that became exercisable on or about March 6, 1997 for a five year term at an exercise price of $7.50 per share; such warrants were exercised in the transaction described in Item 5(c) below). The foregoing percentage reflects a total of 10,095,705 shares of Common Stock outstanding as of September 18, 1997 (as reported by MAI's transfer


                                Page 5 of 7 Pages
         agent), after completion of the transaction reported in Item 5(c) herein, and also assumes the exercise of such remaining Warrants held by the Reporting Person, but not the exercise of any other warrants or options held by other persons with respect to the Common Stock (i.e. the denominator for calculating such percentage is 10,562,810 shares).

(b)      No change.

(c) No change with respect to transactions previously reported. In order to induce exercises, on September 12, 1997, MAI temporarily repriced the exercise price of all of its outstanding warrants that were "out of the money" to an exercise price of $3.04 per share. Such reduction was for a one week period only and such reduced exercise price was set at a level equal to 90% of the average closing market price for the Common Stock over the ten most recent trading days immediately prior to such temporary repricing. In order to take advantage of such repricing, effective September 18, 1997, the Reporting Person exercised warrants to acquire 50,000 shares of the Common Stock from MAI at $3.04 per share. See Items 3 and 5(a) herein. Additionally, the Reporting Person understands that other warrant holders exercised warrants to acquire an aggregate of 750,000 shares of the common stock from MAI, also at $3.04 per share.

(d)      Inapplicable.

(e)      Inapplicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Inapplicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Inapplicable.


                                Page 6 of 7 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 18, 1997.


                                                     /s/ Richard S. Ressler
                                                         Richard S. Ressler


                                Page 7 of 7 Pages